Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-167099) of UGI Corporation as amended by Post-Effective Amendment No. 1, filed June 30, 2010, of our report dated June 22, 2011, with respect to the statements of net assets available for benefits of UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2010, and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the Annual Report on Form 11-K for the year ended December 31, 2010 of the UGI HVAC Enterprises, Inc. Savings Plan.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 22, 2011